REPORT PURSUANT TO SEC RULE 17A-5

XNERGY FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

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SEC FILE NUMBER
8-67655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Xnergy Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 Century Park East, 25th Floor
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Vittor	561-901-0050	gregv@xnergy.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way Suite 168	Sugarland	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Xnergy Financial LLC, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me

on this 25 day of 09, 2023, by
Date *Month* *Year*

(1) Mark Jacobs

(and (2) ____________________),
Name(s) of Signer(s)

PAYAM HAGHANI
COMM. #2414898
Notary Public - California
San Diego County
My Comm. Expires Sep. 5, 2026

Place Notary Seal and/or Stamp Above

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report Form X-17A-5

Document Date: 9/25/2023 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

XNERGY FINANCIAL, LLC

INDEX TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Xnergy Financial LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Xnergy Financial LLC. as of June 30, 2023, the related statements of operations, changes in Members' equity, and cash flows for the year ended June 30, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Xnergy Financial LLC. as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Xnergy Financial LLC.'s management. Our responsibility is to express an opinion on Xnergy Financial LLC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Xnergy Financial LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial LLC.'s financial statements. The supplemental information is the responsibility of Xnergy Financial LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Xnergy Financial LLC.'s auditor since 2023.

Sugar Land, Texas

October 13, 2023

Xnergy Financial, LLC

Statement of Financial Condition
As of June 30, 2023

Assets		
Cash	$	43,779
Accounts Receivable		815,334
Total Assets	$	859,113
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	16,416
Commissions payable		484,200
Total Liabilities	$	500,616
Member's Equity		358,497
Total Liabilities and Member's Equity	$	859,113

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Xnergy Financial, LLC

Statement of Operations
For the Fiscal Year Ended June 30, 2023

Revenue:	
Investment banking fees and advisory fees	$ 3,301,469
Total revenue	$ 3,301,469
Expenses	
Salaries, commissions, and related costs	665,434
Regulatory fees	12,701
Rent expense	2,492
Professional fees	589,369
Marketing and research	34,986
Insurance expense	1,816
Data services and technology	13,095
Office and other	33,287
Taxes	3,806
Bad debt	16,639
Total Expenses	1,373,625
Net Profit	$ 1,927,844

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Xnergy Financial, LLC

Statement of Changes in Member's Equity
For the Fiscal Year Ended June 30, 2023

Member's Equity July 1, 2022	$	69,373
Capital Contributions		-
Capital Distributions		1,638,720.00
Net Profit		1,927,844
Balance, June 30, 2023	$	358,497

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

Statement of Cash Flows
For the Fiscal Year Ended June 30, 2023

Operating Activities		
Net Income	$	1,927,844
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase in accounts receivable		(831,973)
Decrease in allowance for doubtful account		16,639
Increase in accounts payable and accrued expenses		15,968
Increase in commissions payable		484,200
Net cash provided by operating activities		1,612,678
Investing Activities		
Capital distributions		(1,638,720)
Net cash provided by investing activities		(1,638,720)
Net Decrease in Cash		(26,042)
Cash at the beginning of the year		69,821
Cash at the end of the year		43,779

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was owned by Xnergy, LLC. Xnergy Financial, LLC was 100% owned by Xnergy, LLC.

As of November 19, 2019, Xnergy Financial LLC is owned 50% by Xnergy LLC and 50% by Primior Capital LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America. These financial statements cover the year ended June 30, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2023.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SECs Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note below].

Concentrations of risk

The Company maintains its cash in bank accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits of $250.000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal. At June 30, 2023, the Company did not have any cash in excess of federally insured limits.

During the year ended June 30, 2023, the Company had three customers whose revenue accounted for 57%, 26% and 9% of total revenue respectively.

Revenue recognition

All revenues are recorded in accordance with ASC 606. which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The majority of the Company's revenue arrangements generally consist of two performance obligations to provide Services (i) compliance and due diligence and (ii) selling our clients' securities. Our fees are allocated to each performance obligation as follows: compliance fees are earned and recorded over the due diligence period which is usually less than seven days and success fee is earned upon successful closing of private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its two members, Xnergy, LLC, and Primior, and reported on its tax return. The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *7-10, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30. 2023, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2023, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2020.

NOTE 3 -SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855. Subsequent Events, through October 13, 2023, the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-I (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($16,146 at June 30. 2023). whichever is higher. At June 30, 2023, the Company had net capital of $22,363 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.5999 to 1.

NOTE 5 – OPERATING FACILITIES AND ADMINISTRATIVE COSTS

For the year ended June 30, 2023, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2023, was approximately $2,493.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, leases, and the like.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Fiscal Year Ended June 30, 2023

Schedule 1

Total Member's Equity	$	358,497
Deductions		
Non-allowable assets:		815,334
Additions		
Commission payable		484,200
Net Capital	$	27,363
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	16,416
Total Aggregate Indebtedness	$	16,416
Computation of minimum Net Capital		
Minimum net capital required	$	5,000
or		
Minimum net capital required (6.67% of aggregate indebtedness)		1,095
Excess net capital	$	22,363
Percentage of aggregate indebtness to net capital		59.99%

There are no material differences between the amended preceding Computation and the Company's corresponding unaudited Part II of Form X-17A as of June 30, 2023

<u>XNERGY FINANCIAL, LLC</u>

June 30, 2023

Schedule II
Determination of Reserve requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 under Footnote 74 of SEC release No. 34-70073.

Schedule III
Information Relation to possession Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under Footnote 74 of SEC release No. 34-70073

[X] Xnergy

Assertions Regarding Exemption Provisions

XNERGY FINANCIAL. LLC

Exemption Report October 10, 2023

XNERGY FINANCIAL, LLC (the ··company") is a registered broker-dealer subject to rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.I 7a-5)," Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(I) and (4). To the best of its knowledge and belief, XNERGY FINANCIAL, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (I) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and. (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. and the Company (I) did not directly or indirectlyy receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts for customers: and (3) did not carry PAB accounts (as defined in Rule 1Sc3-3 throughout the most recent fiscal year without exception.

I, Mark Jacobs, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark Jacobs

CEO Xnergy Financial. LLC

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land. TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Xnergy Financial LLC,

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Xnergy Financial LLC. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4) and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company); (b)did not carry accounts of or for customers; and (c) did not carry a PAB account (as defined in Rule 15c3-3 throughout the most recent fiscal year of 2023 without exception. Xnergy Financial LLC.'s management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Xnergy Financial LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC



Sugar Land, Texas.

October 13, 2023